Exhibit 99.2
Reed Elsevier Preliminary Results 2007   1
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
21 February 2008
REED ELSEVIER 2007 PRELIMINARY RESULTS
HIGHLIGHTS
➢   Strong financial performance for 2007, good momentum and significant plans to accelerate growth
➢    Major reshaping of portfolio
■	Sale of Harcourt Education now completed

■	Planned divestment of Reed Business Information
➢   Significant restructuring programme around a more cohesive business delivering important cost efficiencies
➢   Agreed £2.1 billion/€2.8 billion acquisition of ChoicePoint, Inc separately announced today
Strong financial performance
•	Underlying revenue growth +6%, driven by good growth in online information and workflow solutions; reported revenues of £4,584m/€6,693m, up 2% and 1% respectively in sterling and euros

•	Adjusted operating margin +80 basis points (underlying +100 basis points), from good revenue growth and ongoing cost initiatives

•	Adjusted earnings per share +12% at constant currencies; at reported rates up 7% to 35.9p for Reed Elsevier PLC and up 5% to €0.80 for Reed Elsevier NV

•	US dollar decline adversely affects growth rates on translation at reported exchange rates
Major reshaping and strengthening of portfolio
•	Sale of Harcourt Education for £2.5bn/€3.6bn successfully completed with substantial gain; net proceeds distributed to shareholders in January 2008

•	Reed Business Information to be divested, reducing exposure to advertising markets and cyclicality

•	Acquisition of ChoicePoint, Inc (2007 revenues £491m/€717m) significantly expands position in fast growing risk management marketplace

•	More cohesive and synergistic business with stronger growth prospects

Reed Elsevier Preliminary Results 2007   2
Major restructuring to accelerate growth
•	Further consolidation and streamlining of operational activities and back office support in a more integrated company

•	Significant savings of £245m/€335m over 2008-2011 with annual savings targeted of £100m/€135m by 2011, over and above normal expected margin improvement

•	Exceptional costs of approximately £140m/€190m; cash payback in 2.5 years
Reed Elsevier’s Chief Executive Officer, Sir Crispin Davis, commented:
“We have made good progress over the last year. Investment against our online growth and workflow solutions strategy is paying off with good revenue momentum. Together with our cost initiatives, this is driving underlying margin improvement and a strong earnings performance. The decline of the US dollar takes some shine off the earnings performance expressed in sterling and euros, but the strength of the underlying growth is very encouraging with 2007 representing the highest constant currency earnings growth of the last ten years.
“The sale of Harcourt Education has moved us towards a more consistent, cohesive and synergistic business and today we have announced a further major step with the planned divestment of Reed Business Information (“RBI”). RBI is a well-managed high quality business as evidenced by the success of its online growth and the control of costs. Its advertising revenue model and the inherent cyclicality fit less well however with the subscription-based information and workflow solutions focus of Reed Elsevier’s strategy.
“The move to a more cohesive portfolio provides us with the opportunity to accelerate progress in consolidating and streamlining our technology, operations and back office support. In doing so, Reed Elsevier becomes a more integrated company with significant savings in cost structure. The restructuring plan announced today has an attractive payback and will make a meaningful addition to margin and earnings growth.
“The acquisition of ChoicePoint represents a major further step in the building of our risk management business and in the development of Reed Elsevier’s online workflow solutions strategy. The market growth in risk information and analytics is highly attractive and ChoicePoint brings important assets and market positions that fit well with our existing business and, in combination, can be leveraged to very good effect.
“ChoicePoint’s insurance business in particular has seen strong consistent growth, and through the combination of ChoicePoint’s highly regarded data and analytics assets and our leading LexisNexis risk technology, we can further develop compelling offerings for customers and realise significant synergy benefits. The acquisition will accelerate Reed Elsevier’s revenue and profit growth and deliver a good and growing return on capital.
“The outlook for Reed Elsevier is very positive. We are well positioned in attractive markets; the momentum in the business is showing through in the good financial performance; and the changes we are making will strengthen the business and accelerate our growth.”

Reed Elsevier Preliminary Results 2007   3
Reed Elsevier combined businesses

	£			€			%
							Change at
	2007	2006	Change	2007	2006	Change	constant
Continuing operations	£m	£m	%	€m	€m	%	currencies

Revenue	4,584	4,509	+2%	6,693	6,628	+1%	+6%

Reported operating profit	888	837	+6%	1,296	1,231	+5%	+12%
Adjusted operating profit	1,137	1,081	+5%	1,660	1,589	+4%	+11%

Adjusted operating margin	24.8%	24.0%		24.8%	24.0%
Adjusted operating cash flow	1,108	1,086	+2%	1,618	1,596	+1%	+6%

Parent companies

	Reed Elsevier PLC			Reed Elsevier NV			Change at
							constant
			Change			Change	currencies
Continuing and discontinued operations	2007	2006	%	2007	2006	%	%

Reported earnings per share	49.7p	25.6p	+94%	€1.10	€0.59	+86%
Adjusted earnings per share	35.9p	33.6p	+7%	€0.80	€0.76	+5%	+12%
Dividend per share	18.1p	15.9p	+14%	€0.425	€0.406	+5%

The results of the Harcourt Education division are presented as discontinued operations and are excluded from revenue, reported and adjusted operating profit, adjusted operating margin and adjusted operating cash flow.
Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non-operating items are also excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are provided in note 5 to the combined financial information and note 1 to the summary financial information of the respective parent companies.

ENQUIRIES	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 20 7166 5630	+44 20 7166 5646

Reed Elsevier Preliminary Results 2007   4
FINANCIAL HIGHLIGHTS
Adjusted Figures
Continuing operations (Elsevier, LexisNexis and Reed Business)
Continued revenue momentum and margin improvement
•	Good performances seen across all the continuing businesses.

•	Revenues up 2% to £4,584m/up 1% to €6,693m, up 6% at constant currencies.

•	Underlying revenue growth, excluding acquisitions and disposals, of 6% driven by strong growth in online information and workflow solutions.

•	Adjusted operating profits, before amortisation of acquired intangible assets and acquisition integration costs, up 5% to £1,137m/ up 4% to €1,660m, up 11% at constant currencies. Underlying adjusted operating profit growth of 10%.

•	Adjusted operating margins up 0.8% points (1.0% points underlying) at 24.8%, reflecting good revenue growth and continuing cost efficiency.

•	Reported revenue and operating profit growth in sterling and euros restrained by the effect on translation of the average year on year decline in the US dollar of 9% against sterling and 10% against the euro.

•	11% growth in online information and workflow solutions which now account for nearly 50% of revenues reflecting the success of the investment led digital growth strategy.
Strong cash flow
•	97% of adjusted operating profits converted into cash reflecting focus on management of working capital.
Increasing return on capital
•	Return on invested capital up 0.8% points to 11.8% post tax from increased profitability and low capital requirements. This is the sixth successive year of improving return on capital.
Total operations (including Harcourt Education)
Growth in adjusted earnings and dividends
•	Adjusted earnings per share, at reported exchange rates, up 7% to 35.9p for Reed Elsevier PLC and up 5% to €0.80 for Reed Elsevier NV, up 12% at constant currencies.

•	Final dividends proposed of 13.6p and €0.311 for Reed Elsevier PLC and Reed Elsevier NV respectively. Total dividends for 2007 of 18.1p for Reed Elsevier PLC, up 14%, and €0.425 for Reed Elsevier NV, up 5%. (Differential growth rates in the equalised dividends reflect movements in the sterling euro exchange rate.)

Reed Elsevier Preliminary Results 2007   5
•	Cash returned to shareholders in January 2008 of £2.0bn/€2.7bn from net proceeds of Harcourt Education sale.
Reported Figures
•	Reported operating profit, after amortisation of acquired intangible assets and acquisition integration costs, up 6% to £888m/up 5% to €1,296m.

•	Reported earnings per share, including disposal gains, up 94% to 49.7p/up 86% to €1.10. The growth principally reflects the improvement in underlying operating performance, the gain on the sale of Harcourt Education, and movements in deferred tax balances not expected to crystallise in the near term.
STRENGTHENING THE PORTFOLIO
The Reed Elsevier business is being reshaped through the sale of Harcourt Education and the planned divestment of Reed Business Information (RBI) to create a more consistent, cohesive and synergistic business and accelerate growth.
As previously announced, the Harcourt Education business was sold in two separate transactions that have now completed. The aggregate proceeds were £2.5bn/€3.6bn, representing 21 times 2006 adjusted operating profits and a substantial gain. After taxation and other costs related to the sale, the estimated net proceeds of £2.0bn/€2.7bn were distributed to shareholders on 18 January 2008.
The planned divestment of RBI is a further major step in our portfolio development. Although RBI has had considerable success in developing high-growth online services, its advertising revenue model and its inherent cyclicality fit less well with the subscription based information and workflow solutions focus of Reed Elsevier’s strategy. Advertising accounts for approximately 60% of revenues. In the year to 31 December 2007, RBI had revenues of £906m/€1,323m and adjusted operating profits of £119m/€174m. The precise method of divestment of RBI will be the subject of review in coming months. The Reed Exhibitions business will be retained.
The acquisition of ChoicePoint, and its combination with the very successful LexisNexis Risk Information and Analytics Group (“RIAG”), creates for Reed Elsevier a position as a world leading provider of risk information and analytics by adding a major presence in the insurance segment and complementary products and new capabilities in the screening, authentication and public records areas.
The acquisition will accelerate Reed Elsevier’s growth and, through the combination of ChoicePoint’s highly regarded data and analytics assets and RIAG’s market leading technology infrastructure, will provide the opportunity to develop more compelling products for the market and considerable synergy benefits.
The acquisition of ChoicePoint meets all of Reed Elsevier’s acquisition financial criteria: it is expected to accelerate Reed Elsevier’s revenue and profit growth; be marginally accretive to earnings in the first year of ownership with significant earnings enhancement thereafter; have a post tax return on capital in excess of Reed Elsevier’s WACC in the third year of ownership; and add substantial net present value.

Reed Elsevier Preliminary Results 2007   6
During 2007 further investment was made in new publishing and workflow solutions through both organic development and selective acquisitions that meet Reed Elsevier’s strict growth and financial criteria. These acquisitions are focused in particular on accelerating our development and growth in e-health, legal workflow solutions, risk information and analytics and exhibitions and are on track to deliver a return on capital in excess of the weighted average cost of capital within three years. 2008 should see continuing organic and acquisition investment in workflow solutions to strengthen and accelerate growth in the continuing businesses.
RESTRUCTURING PLAN: COST AND ANNUAL SAVINGS
The reshaping of the portfolio and the good progress on the cost initiatives announced last year, have provided the opportunity to take more radical action on our cost base to capitalise on the more synergistic portfolio and accelerate margin growth. The restructuring plan represents further consolidation of operational activities and back office support both within Elsevier and LexisNexis and across the group. The principal focus is on management organisation, technology, operations, development engineering, production, procurement, customer service and support, finance and administration. Some of these savings will be used to fund additional investment in new product, sales and marketing to take advantage of the growing opportunities for workflow solutions in our markets and to build further competitive differentiation.
The restructuring plan is targeted to deliver a total of £245m/€335m of cost savings over the next four years, with progressive net annual savings reaching £100m/€135m in 2011 over and above the normal expected annual margin improvement and additional investment. The annual savings targets over the 2008-11 years are £15m/€20m in 2008; £50m/€70m in 2009; £80m/€110m in 2010; and £100m/€135m in 2011. The exceptional restructuring costs are estimated to be approximately £140m/€190m, most of which will be incurred in 2008. These relate principally to severance, outsourcing migration costs and associated property costs. The cash payback of the restructuring plan is approximately 2.5 years.
Ongoing cost efficiency to improve margins including savings from regular annual restructuring initiatives are excluded from the above figures.
BALANCE SHEET
Reed Elsevier looks to maintain its capital efficiency through its progressive dividend policy and annual share repurchase programme whilst having the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support our strategic ambition in evolving professional publishing and information markets. Over the longer term, we would expect net debt to EBITDA to range between 2.0x and 3.0x depending on financial conditions and acquisition opportunities and timing, consistent with a solid investment grade credit rating.

Reed Elsevier Preliminary Results 2007   7
Operating and financial review

	£			€			%
							Change at
	2007	2006	Change	2007	2006	Change	constant
	£m	£m	%	€m	€m	%	currencies

CONTINUING OPERATIONS
Revenue
Elsevier	1,507	1,521	-1%	2,200	2,236	-2%	+4%
LexisNexis	1,594	1,570	+2%	2,328	2,308	+1%	+8%
Reed Business	1,483	1,418	+5%	2,165	2,084	+4%	+7%

Total	4,584	4,509	+2%	6,693	6,628	+1%	+6%

Adjusted operating profit
Elsevier	477	465	+3%	696	683	+2%	+9%
LexisNexis	406	380	+7%	593	559	+6%	+14%
Reed Business	260	241	+8%	380	354	+7%	+10%
Unallocated items	(6)	(5)		(9)	(7)

Total	1,137	1,081	+5%	1,660	1,589	+4%	+11%

DISCONTINUED OPERATIONS
Revenue	752	889		1,098	1,307
Adjusted operating profit	121	129		177	190

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation of acquired intangible assets and acquisition integration costs. Constant currency growth rates are based on 2006 full year average and hedge exchange rates.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals.
The reported operating profit figures are set out in note 2 to the combined financial information and reconciled to the adjusted figures in note 5.
FORWARD LOOKING STATEMENTS
This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

Reed Elsevier Preliminary Results 2007      8
Operating and financial review
Elsevier

	£				€				%
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Science & Technology	774	792	-2%		1,130	1,164	-3%		+2%
Health Sciences	733	729	+1%		1,070	1,072	0%		+6%

	1,507	1,521	-1%		2,200	2,236	-2%		+4%

Adjusted operating profit	477	465	+3%		696	683	+2%		+9%
Adjusted operating margin	31.7%	30.6%	+1.1	pts	31.7%	30.6%	+1.1	pts	+1.4	pts

Elsevier had a very successful year with good underlying growth driven by new publishing and continued expansion of our online information and workflow solutions.
Revenues and adjusted operating profits were up 6% and 10% respectively at constant currencies before acquisitions and disposals. After portfolio effects, most notably the acquisition of the Beilstein chemical compounds database and the sale of the MDL software business, revenues were up 4% and adjusted operating profits up 9% at constant currencies. The overall adjusted operating margin improved by 1.1 percentage points, driven by revenue growth and cost efficiency most particularly in production and procurement.
The Science & Technology business saw underlying revenue growth of 6%, or 2% at constant currencies after acquisitions and disposals, reflecting journal subscription renewals at record levels and growing online sales with increasing market penetration. ScienceDirect saw widening distribution especially in small academic and emerging markets, and particular success from the further launch of electronic books.
ScienceDirect online usage was again up over 20%. Impact Factors, one of the industry’s standard measures of content quality, increased for 65% of our journals, more than for any other major science and medical publisher. Good progress was also made in our customer service programmes with positive developments across a wide range of surveyed measures.
In March, we acquired the full rights to the Beilstein chemical compounds database, previously operated under licence, which is now being integrated with other resources to deliver content rich and innovative online solutions. In October we sold the MDL software services business which increasingly did not fit within Elsevier’s strategy.
In Health Sciences, revenue growth at constant currencies was 6%, both before and after the impact of acquisitions and disposals, driven by good growth in the nursing and allied health professional sector, and expanding online solutions.
The year saw successful publishing and a growing appetite within the healthcare industry for technology enabled information solutions to improve the quality and effectiveness of diagnosis, treatment and care. Growth was partly held back by a flat performance in pharma advertising, with share gains compensating for weaker markets.
Electronic products, such as the MDConsult clinical reference product, are showing good double digit growth in usage. The Evolve digital learning platform had a successful year with a 40% increase in registered users. New products were rolled out with very positive market response. These included Mosby’s Nursing Skills, endorsed by the American Association of Clinical Nurses, which offers detailed interactive guidance in over 500 skills drawn from our leading reference works. At the British Medical Awards in September, we won more top awards for our publishing than any other publisher.
In addition to investment in new publishing and digital solutions, we continued to expand our businesses in attractive high-growth segments through two highly complementary acquisitions in December: Clinical Practice Model Resource Centre (CPMRC), a leading provider of decision support solutions for nurses and healthcare practitioners to improve patient care and safety; and, MEDai, a provider of clinical outcome analytics and risk identification and management for both the payers and providers of healthcare.
The outlook for Elsevier is positive. Revenue momentum is good with successful publishing, strong renewals and growing digital product in attractive markets. The revenue growth and continuous actions to improve cost efficiency is driving good underlying margin improvement. We look forward to another successful year in Elsevier in 2008.

Reed Elsevier Preliminary Results 2007      9
Operating and financial review
LexisNexis

	£				€				%
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
United States	1,113	1,129	-1%		1,625	1,660	-2%		+7%
International	481	441	+9%		703	648	+8%		+10%

	1,594	1,570	+2%		2,328	2,308	+1%		+8%

Adjusted operating profit	406	380	+7%		593	559	+6%		+14%
Adjusted operating margin	25.5%	24.2%	+1.3	pts	25.5%	24.2%	+1.3	pts	+1.3	pts

LexisNexis also had a good year with a successful Total Solutions strategy both in the US and internationally and good growth in risk information and analytics markets.
Revenues and adjusted operating profits were up 7% and 12% respectively at constant currencies before acquisitions, and 8% and 14% including acquisitions. The overall adjusted operating margin improved by 1.3 percentage points, reflecting the strong revenue growth and the actions taken to improve cost efficiency.
In US Legal markets, strong subscription renewals and additional online information and solutions sales, partly held back by fewer large sized discovery cases, drove underlying revenue growth of 5%.
New Total Solutions products were introduced throughout the year in the core areas of litigation, client development, practice management, and research. Total Practice Advantage, with a series of releases in 2007, has seen particular success providing small law firms with practice management and client development tools in one integrated easy to use solution. Other Total Solutions are also growing well such as Total Litigator, combining case management tools, document and evidence repositories, discovery tools, file and serve applications, and research.
The growth in the attractive Total Solutions markets is being accelerated through acquisition as well as organic investment. In July, we acquired Juris, which provides medium sized law firms with time and billing and other practice management solutions, to complement what we have achieved in small law firms with Total Practice Advantage. In electronic discovery, we acquired Image Capture Engineering in June to complement the Concordance business acquired last year. These businesses are being integrated within Total Litigator to service the majority of electronic discovery needs and are steadily migrating to a subscription model.
In US Corporate and Public Markets, underlying revenue growth was 6%. Whilst the news and business information business is slower growing, we saw strong demand in risk management and in processing higher volumes for the US patent and trademark office. The Risk Information and Analytics business again saw double-digit revenue growth and further good margin expansion driven by the continued strength of the market combined with leading technology and content. The business continues to expand its product offerings and build its presence in this attractive sector.
The LexisNexis International business outside the US delivered underlying revenue growth of 8% at constant rates, or 10% including acquisitions and strong margin and profit growth. Underlying revenue growth has now been at or around this level for each of the last four years, driven by the growing penetration of online information services across our markets and new publishing. Good growth was seen in the UK, France and Southern Africa in particular as well as in emerging markets such as India, Korea, China and Taiwan.
To support the penetration of our Total Solutions strategy, we have been realigning and transforming the sales organisation. This has involved the integration of multiple sales forces into one in the US, global sales coordination, a substantial upgrade in capabilities and the deployment of our portfolio solution selling methodology, tools and processes. This will be extended globally as Total Solutions products are introduced internationally. Additionally, we have streamlined and strengthened our organisation by establishing global management responsibilities for solutions development and delivery, unified marketing, production and customer support.
The outlook for LexisNexis is positive. The Total Solutions strategy, increased penetration of online services internationally and the strong demand for risk information and analytics is driving good revenue momentum. LexisNexis has shown meaningful good underlying margin improvement in each of the last seven years and, with good revenue growth and continued action on costs, further strong progress is expected.

Reed Elsevier Preliminary Results 2007      10
Operating and financial review
Reed Business

	£				€				%
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Reed Business Information	906	896	+1%		1,323	1,317	0%		+4%
Reed Exhibitions	577	522	+11%		842	767	+10%		+13%

	1,483	1,418	+5%		2,165	2,084	+4%		+7%

Adjusted operating profit	260	241	+8%		380	354	+7%		+10%
Adjusted operating margin	17.5%	17.0%	+0.5	pts	17.5%	17.0%	+0.5	pts	+0.5	pts

Reed Business has performed well this year with a strong performance in the exhibitions business (partly held back by the cycling out of a number of non-annual shows) and rapid growth in online services more than compensating for print declines.
Revenues and adjusted operating profits were up 6% and 8% respectively at constant currencies before acquisitions and disposals, or 7% and 10% after portfolio changes. The overall adjusted operating margin was up 0.5 percentage points, with the cycling out of contribution from biennial joint venture exhibitions reducing margin growth by 0.2 percentage points.
Reed Exhibitions saw revenues 13% ahead at constant currencies, or 12% excluding acquisitions and disposals. Strong growth was seen across the show portfolio with particular success at the Mipim international property show in Cannes and the JCK jewellery show in Las Vegas. Adjusted operating profits were up 11% at constant currencies, or 8% excluding acquisitions and disposals, held back by the cycling out of the contribution from biennial joint venture shows. Excluding the cycling of shows, underlying revenue growth and adjusted operating profit growth were 10% and 11% respectively.
Thirty new shows were launched in the year, in sectors ranging from personal care to aerospace and from Argentina to China. The portfolio was also added to through the acquisition of a joint venture interest in Alcantara Machado, the leading show organiser in Brazil, and of a group of six international aerospace shows. The decision was taken to exit the defence sector and a sale process is underway.
The Reed Business Information magazine and information businesses saw revenues 4% ahead at constant currencies, or 3% before acquisitions and disposals. Continued strong growth in online services of 20% underlying more than compensated for a 2% decline in print as the business migrates online. Online revenues now contribute 30% of RBI’s revenues. Adjusted operating profits were up 10% at constant currencies through continued actions to improve cost efficiency.
In the UK, underlying revenues were up 5% reflecting strong growth in online sales, up 19% and which now represent 46% of total RBI UK revenue. Totaljobs, the leading UK recruitment site, continued its rapid growth with revenues up 35%. The number of market leading job boards increased from 10 to 12 in 2007 with the launch of UK regional sites in Scotland and the North West of England and further launches are planned. In the Netherlands and International, underlying revenue growth was 4% with good growth in online products. In the Netherlands, Elsevier magazine reached record print circulation levels and received an industry award as the number one magazine for advertisers and media agencies. In the US, RBI underlying revenue was flat, with online revenues growing rapidly, offset by the decline in print including discontinued titles. Advertising revenues grew rapidly across community sites, up 31%. This reflects surging web traffic as these sites increasingly become a starting point on the web for the communities they serve with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.
The growth of online sales in RBI was accelerated by a number of acquisitions, including BuyerZone, a fast growing online service for matching vendors and buyers in procurement tendering, acquired in January 2007 and DoubleTrade, an online tendering service, acquired in April 2007. Both are performing strongly.
The outlook for Reed Business is positive. The demand for exhibitions remains good and advance bookings, particularly for the important first half of 2008, are encouraging. The business magazines and information businesses, whilst seeing some general uncertainty in markets such as property and construction, are seeing no overall shift in market trends with continued strong growth in online services and slow decline in print. Continued cost actions are expected to deliver overall margin improvement together with the cycling in of joint venture exhibitions.

Reed Elsevier Preliminary Results 2007      11
Operating and financial review
Discontinued operations – Harcourt Education

	£				€				%
									Change
	2007	2006	Change		2007	2006	Change		at constant
	£m	£m	%		€m	€m	%		currencies

Revenue
Schools & Assessment	708	776	-9%		1,034	1,141	-9%		-1%
International	44	113	-61%		64	166	-61%		-59%

	752	889	-15%		1,098	1,307	-16%		-9%

Adjusted operating profit	121	129	-6%		177	190	-7%		+2%
Adjusted operating margin	16.1%	14.5%	+1.6	pts	16.1%	14.5%	+1.6	pts	+1.8	pts

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On 4 May, the sale of the Harcourt Education International and Harcourt Assessment businesses to Pearson plc was announced, and on 16 July the sale of the Harcourt US K-12 Education businesses to Houghton Mifflin Riverdeep Group was announced. The disposals of the UK, Australian and New Zealand businesses of Harcourt Education International completed in May 2007 with the South African business completing in August 2007. The disposal of the Harcourt US K-12 Education businesses completed in December 2007, and the disposal of Harcourt Assessment and the remaining Harcourt Education International businesses completed in January 2008.
Harcourt performed well in US state book adoptions, particularly in the secondary schools market, and saw a significant turnaround in operational performance in the Assessment business.
The reduced revenues and adjusted operating profits reported for Harcourt Education in the year reflect the timing of the business disposals and the seasonality of the businesses.
The Harcourt Education US K-12 business saw revenues up 4% at constant currencies for the first eleven months of the year with good growth in the basal publishing businesses partly offset by a weaker supplemental market. Harcourt had significant success in the state textbook adoption market and in particular with its new elementary social studies and math programmes and secondary math. The secondary business again took by far the largest market share in new textbook adoptions. The supplemental market declined as traditional supplemental product gives way to more comprehensive intervention and assessment products and further investment was made in these. The new StoryTown elementary reading programme launched in open territories has been very well received which bodes well for the major reading adoptions in 2008.
The Assessment business saw revenues 1% lower at constant currencies. This reflected the prior year loss of two major state testing contracts, with the business almost making up the gap with new publishing and contract wins and extensions. The turnaround in operational performance is also reflected in significantly improved profitability.
The sale of the majority of the International business was completed in May 2007 with the remainder completed in August 2007 and January 2008.

Reed Elsevier Preliminary Results 2007      12
Operating and financial review
Financial review
REED ELSEVIER COMBINED BUSINESSES
Currency
The average US dollar exchange rate in 2007 was significantly weaker than in 2006, down 9% against sterling and down 10% against the euro. The reported results are therefore significantly impacted by currency translation effects.
Income statement
Revenue from continuing operations (ie excluding Harcourt Education) at £4,584m/€6,693m increased by 2% expressed in sterling and 1% expressed in euros. At constant exchange rates, revenue was 6% higher, both including and excluding acquisitions and disposals.
Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation of acquired intangible assets and acquisition integration costs, at £888m/€1,296m, was up 6% in sterling and 5% in euros. The increase reflects the strong underlying operating performance, partly offset by currency translation effects.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £221m/€ 323m, up £10m/ €14m, principally as a result of recent acquisitions, partly offset by currency translation effects.
Acquisition integration costs amounted to £20m/€29m (2006: £23m/€34m). Disposals and other non operating items within continuing operations comprise gains on disposals of businesses and investments of £65m/€95m and fair value decreases in the portfolio of venture capital investments of £2m/€3m.
The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £812m/€1,185m, was up 20% expressed in sterling and 19% in euros.
The reported tax credit of £82m/€120m compares with a charge of £86m/€127m in the prior year. The current year credit includes the benefit of £223m/€326m in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.
Discontinued operations
The reported operating profit of Harcourt Education of £112m/€164m was up £69m/€101m on the prior year, principally reflecting the cessation of amortisation of acquired intangible assets following the disposal announcement.
The gain on the disposal of the Harcourt US Schools business and those Harcourt International businesses completed in the year was £611m/€849m. Taxes on the completed disposals were £380m/€555m, excluding the tax credits included in continuing operations described above.
Total operations
The reported attributable profit of £1,200m/€1,709m compares with a reported attributable profit of £623m/€916m in 2006, reflecting the strong operating performance and the part disposal of Harcourt Education.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2006 average and hedge exchange rates.
Continuing operations
Adjusted operating profit from continuing operations, at £1,137m/€1,660m, was up 5% expressed in sterling and up 4% in euros. At constant exchange rates, adjusted operating profits were up 11%, or 10% excluding acquisitions and disposals.
The net pension expense (including the unallocated net pension financing credit) was £49m/€72m, down £16m/€24m from 2006, principally reflecting higher returns on plan assets and curtailments. The charge for share based payments was £38m/€55m (2006: £44m/€65m). Restructuring costs, other than in respect of acquisition integration, were £16m/€23m (2006: £18m/ €26m).
Overall adjusted operating margin for the continuing businesses was up 0.8 percentage points at 24.8% reflecting the good revenue growth and cost efficiency. The cycling out of biennial joint venture exhibitions, which contribute to profit but not to revenues, had a 0.1 percentage point adverse effect on overall margin

Reed Elsevier Preliminary Results 2007      13
Operating and financial review
growth. Currency translation mix and the effect of the science journal currency hedging programme reduced margin by 0.2 percentage points. (The net benefit of the Elsevier science journal hedging programme is lower in 2007 than in 2006 as the effect of the weaker US dollar is incorporated within the three year rolling hedging programme.)
Net finance costs, at £139m/€203m, were £19m/€30m lower than in the prior year largely due to currency translation effects and the benefit of proceeds from the disposal of Harcourt Education.
Adjusted profit before tax from continuing operations was £998m/€1,457m, up 8% compared to the prior year expressed in sterling and 7% in euros. At constant exchange rates, adjusted profit before tax was up 13%.
The effective tax rate on adjusted earnings for the continuing businesses, at 23%, was similar to the rate in 2006. (The effective tax rate on adjusted earnings excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.)
Discontinued operations
Adjusted operating profit from discontinued operations, at £121m/€177m, was down £8m/€13m, largely as a result of the timing of disposals and currency translation effects.
Total operations
The adjusted profit attributable to shareholders, including discontinued operations, was £852m/€1,244m, up 7% compared to the prior year in sterling and up 6% in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 13%.
The effective tax rate on the profit from total operations was 23.6%, slightly lower than the 24.1% effective rate for 2006.
Cash flows and debt
Adjusted operating cash flow from continuing operations was £1,108m/€1,618m, up 2% in sterling and 1% in euros, and 6% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for the continuing businesses was high at 97% (2006: 100%) reflecting the continued focus on management of working capital.
Capital expenditure included within adjusted operating cash flow from continuing operations was £145m/€212m (2006: £167m/€246m), including £80m/€117m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £327m/€478m (2006: £163m/€240m). Including deferred consideration payable, an amount of £262m/€383m was capitalised as acquired intangible assets and £101m/€147m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £19m/€28m. Proceeds from disposals of businesses and other assets amounted to £86m/€126m.
Free cash flow from continuing operations – after interest and taxation – was £717m/€1,047m, down £39m/€66m, reflecting higher tax paid than in 2006 which saw certain tax refunds. Dividends paid to shareholders in the year amounted to £416m/€607m (2006: £371m/€545m). Share repurchases by the parent companies amounted to £199m/€291m (2006: £217m/€319m). Additionally, shares of the parent companies were purchased by the employee benefit trust to meet future obligations in respect of share based remuneration for £74m/€108m (2006: £68m/€100m). Net proceeds from share issuance under share option programmes were £177m/€258m (2006: £93m/€137m).
Cash proceeds from the sale of discontinued operations in the year were £1,933m/€2,704m.
Net borrowings at 31 December 2007 were £492m/€669m (2006: £2,314m/€3,448m). The decrease of £1,822m/€2,779m since 31 December 2006 reflects the proceeds received from the part disposal of Harcourt Education, proceeds from share issuances and the benefit of free cash flow, partially offset by dividends, share buy backs and acquisition spend. Expressed in sterling, currency translation differences increased net borrowings by £18m, reflecting the strengthening of the euro during the year against sterling, mostly offset by the weakening of the US dollar. Expressed in euros, currency translation differences decreased net borrowings by €211m, reflecting the strengthening of the euro during the year.
Gross borrowings after fair value adjustments at 31 December 2007 amounted to £3,129m/€4,256m, denominated mostly in US dollars. The fair value of related derivatives was £170m/€232m. Cash balances totalled £2,467m/€3,355m invested in short term deposits and marketable securities including £1,933m/€2,704m proceeds received from the part disposal of Harcourt Education, which were included in the special distribution to shareholders of the parent companies in January 2008. After adjusting net debt for the Harcourt disposal proceeds and taking into account interest rate and currency derivatives, a total of 54% of Reed Elsevier’s gross borrowings (equivalent to 69% of net

Reed Elsevier Preliminary Results 2007      14
Operating and financial review
borrowings) were at fixed rates and had a weighted average remaining life of 5.5 years and interest coupon of 5.3%.
The net pension surplus, ie pension assets less pension obligations, at 31 December 2007 was £50m/ €68m which compares with a net deficit as at 31 December 2006 of £236m/ €351m. The improvement principally arises from increases in long term corporate bond yields used to discount scheme obligations.
Capital employed and returns
The capital employed in the continuing businesses at 31 December 2007 was £7,825m/ €10,622m (2006: £7,266m/ €10,828m), after adding back accumulated amortisation of acquired intangible assets and goodwill. Expressed in sterling, the increase of £559m principally reflects the impact of acquisitions and movement of the pension schemes into a net surplus, partially offset by disposals. Expressed in euros, the decrease of €206m reflects the impact of currency translation effects, most particularly the strengthening of the euro against the US dollar and sterling between 1 January and 31 December 2007, partially offset by the movements described above.
The return on average capital employed for the continuing businesses in the year was 11.8% (2006: 11.0%; total operations 9.8%). This return is based on adjusted operating profits, less tax at the effective rate, and the average of the capital employed at the beginning and end of the year retranslated at average exchange rates. The improvement in the year reflects the good underlying profit growth and low capital requirements.
Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier’s average for the business. The recent acquisitions made in the years 2005 to 2007 are delivering post tax returns in 2007 of 10%, 7% and proforma 5% respectively and continue to grow well.
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 7% at 35.9p (2006: 33.6p) and 5% at €0.80 (2006: €0.76). At constant rates of exchange, the adjusted earnings per share of both companies increased by 12% over the prior year. Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 15.2 million ordinary shares of Reed Elsevier PLC and 11.9 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added approximately 0.2% to adjusted earnings per share in 2007.
The reported earnings per share for Reed Elsevier PLC shareholders was 49.7p (2006: 25.6p) and for Reed Elsevier NV shareholders was €1.10 (2006: €0.59).
The equalised final dividends proposed are 13.6p per share for Reed Elsevier PLC and €0.311 per share for Reed Elsevier NV up 15% and 2% on the prior year respectively. This gives total dividends for the year of 18.1p and €0.425, up 14% and 5% on 2006 respectively. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.
Dividend cover, based on adjusted earnings per share and the total of the interim and proposed final dividend for the year, was 2.0 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV.
SUBSEQUENT EVENTS
On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m/ €2,690m in aggregate.
The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represents a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC), as at the date of the announcement of the special distribution.
Following the share consolidation, effective 7 January 2008, there were 1,130,473,244 Reed Elsevier PLC ordinary shares of 14 51/116 pence in issue, of which 46,880,490 were held in treasury including 15,849,192 held by the employee benefit trust; and 658,127,218 Reed Elsevier NV ordinary shares of €0.07 in issue, of which 30,584,845 were held in treasury including 8,682,054 held by the employee benefit trust. Additionally, post share consolidation there were 4,050,720 Reed Elsevier NV R-shares of €0.70 in issue, of which 135,179 were held in treasury, representing Reed Elsevier PLC’s 5.8% indirect equity interest in Reed Elsevier NV.

Reed Elsevier Preliminary Results 2007      15
Operating and financial review
For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.
On a proforma basis, net debt as at 31 December 2007 adjusted for the special distribution paid to shareholders on 18 January 2008 would have been £2,505m/ €3,359m.
On 30 January 2008, the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal were £330m/ €449m.

Reed Elsevier Preliminary Results 2007      16
Combined financial information
Combined income statement
For the year ended 31 December 2007

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Revenue — continuing operations	4,584	4,509	6,693	6,628
Cost of sales	(1,624)	(1,602)	(2,371)	(2,355)

Gross profit	2,960	2,907	4,322	4,273
Selling and distribution costs	(938)	(925)	(1,370)	(1,360)
Administration and other expenses	(1,150)	(1,163)	(1,679)	(1,709)

Operating profit before joint ventures	872	819	1,273	1,204
Share of results of joint ventures	16	18	23	27

Operating profit — continuing operations	888	837	1,296	1,231

Finance income	43	21	63	31
Finance costs	(182)	(179)	(266)	(264)

Net finance costs	(139)	(158)	(203)	(233)

Disposals and other non operating items	63	(1)	92	(1)

Profit before tax — continuing operations	812	678	1,185	997
Taxation	82	(86)	120	(127)

Net profit from continuing operations	894	592	1,305	870
Net profit from discontinued operations	309	33	408	49

Net profit for the year	1,203	625	1,713	919

Attributable to:
Parent companies’ shareholders	1,200	623	1,709	916
Minority interests	3	2	4	3

Net profit for the year	1,203	625	1,713	919

Net profit from discontinued operations is analysed in note 3.
Adjusted profit figures are presented in note 5 as additional performance measures.

Reed Elsevier Preliminary Results 2007      17
Combined financial information
Combined cash flow statement
For the year ended 31 December 2007

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Cash flows from operating activities — continuing operations
Cash generated from operations	1,218	1,213	1,778	1,782
Interest paid	(174)	(172)	(254)	(253)
Interest received	26	12	38	18
Tax paid	(239)	(165)	(349)	(241)

Net cash from operating activities	831	888	1,213	1,306

Cash flows from investing activities — continuing operations
Acquisitions	(327)	(163)	(478)	(240)
Purchases of property, plant and equipment	(65)	(68)	(95)	(100)
Expenditure on internally developed intangible assets	(80)	(99)	(117)	(146)
Purchase of investments	(4)	(9)	(6)	(13)
Proceeds from disposals of property, plant and equipment	4	2	6	3
Proceeds from other disposals	82	48	120	70
Dividends received from joint ventures	12	16	18	24

Net cash used in investing activities	(378)	(273)	(552)	(402)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies	(416)	(371)	(607)	(545)
Increase in bank loans, overdrafts and commercial paper	111	72	163	105
Issuance of other loans	276	407	403	598
Repayment of other loans	(311)	(337)	(454)	(495)
Repayment of finance leases	(12)	(12)	(18)	(18)
Proceeds on issue of ordinary shares	177	93	258	137
Purchase of treasury shares	(273)	(285)	(399)	(419)

Net cash used in financing activities	(448)	(433)	(654)	(637)

Net cash from discontinued operations	1,912	57	2,674	84

Increase in cash and cash equivalents	1,917	239	2,681	351

Movement in cash and cash equivalents
At start of year	519	296	774	432
Increase in cash and cash equivalents	1,917	239	2,681	351
Exchange translation differences	31	(16)	(100)	(9)

At end of year	2,467	519	3,355	774

Net cash from discontinued operations is analysed in note 3.
Adjusted operating cash flow figures are presented in note 5 as additional performance measures.

Reed Elsevier Preliminary Results 2007      18
Combined financial information
Combined balance sheet
As at 31 December 2007

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Non-current assets
Goodwill	2,462	2,802	3,348	4,175
Intangible assets	2,089	2,524	2,841	3,761
Investments in joint ventures	116	73	158	108
Other investments	111	50	151	75
Property, plant and equipment	239	298	325	444
Net pension assets	183	20	249	30
Deferred tax assets	141	170	192	253

	5,341	5,937	7,264	8,846

Current assets
Inventories and pre-publication costs	271	633	368	943
Trade and other receivables	1,148	1,224	1,561	1,824
Derivative financial instruments	210	219	286	326
Cash and cash equivalents	2,467	519	3,355	774

	4,096	2,595	5,570	3,867

Assets held for sale	341	—	464	—

Total assets	9,778	8,532	13,298	12,713

Current liabilities
Trade and other payables	1,966	1,925	2,674	2,868
Derivative financial instruments	22	9	30	14
Borrowings	1,127	921	1,533	1,372
Taxation	752	479	1,023	714

	3,867	3,334	5,260	4,968

Non-current liabilities
Borrowings	2,002	2,085	2,723	3,107
Deferred tax liabilities	695	850	945	1,266
Net pension obligations	133	256	181	381
Provisions	21	28	28	42

	2,851	3,219	3,877	4,796

Liabilities associated with assets held for sale	84	—	114	—

Total liabilities	6,802	6,553	9,251	9,764

Net assets	2,976	1,979	4,047	2,949

Capital and reserves
Combined share capitals	197	191	268	285
Combined share premiums	2,143	1,879	2,914	2,800
Combined shares held in treasury	(619)	(377)	(842)	(562)
Translation reserve	(145)	(136)	(170)	(201)
Other combined reserves	1,389	409	1,862	607

Combined shareholders’ equity	2,965	1,966	4,032	2,929
Minority interests	11	13	15	20

Total equity	2,976	1,979	4,047	2,949

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 20 February 2008.

Reed Elsevier Preliminary Results 2007     19
Combined financial information
Combined statement of recognised income and expense
For the year ended 31 December 2007

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Net profit for the year	1,203	625	1,713	919

Exchange differences on translation of foreign operations	(33)	(244)	(350)	(300)
Actuarial gains on defined benefit pension schemes	224	139	327	204
Fair value movements on available for sale investments	—	3	—	4
Fair value movements on cash flow hedges	3	54	4	79
Tax recognised directly in equity	(50)	(60)	(73)	(88)

Net income/(expense) recognised directly in equity	144	(108)	(92)	(101)

Cumulative exchange differences on disposal of foreign operations	148	—	206	—
Cumulative fair value movements on disposal of available for sale investments	(7)	—	(10)	—
Transfer to net profit from hedge reserve (net of tax)	(20)	(5)	(29)	(7)

Total recognised income and expense for the year	1,468	512	1,788	811

Attributable to:
Parent companies’ shareholders	1,465	510	1,784	808
Minority interests	3	2	4	3

Total recognised income and expense for the year	1,468	512	1,788	811

Combined reconciliation of shareholders’ equity
For the year ended 31 December 2007

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Total recognised net income attributable to the parent companies’ shareholders	1,465	510	1,784	808
Dividends declared	(416)	(371)	(607)	(545)
Issue of ordinary shares, net of expenses	177	93	258	137
Increase in shares held in treasury	(273)	(285)	(399)	(419)
Increase in share based remuneration reserve	46	49	67	72

Net increase/(decrease) in combined shareholders’ equity	999	(4)	1,103	53
Combined shareholders’ equity at start of year	1,966	1,970	2,929	2,876

Combined shareholders’ equity at end of year	2,965	1,966	4,032	2,929

Reed Elsevier Preliminary Results 2007      20
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”). The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2007, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board (“IASB”). Financial information is presented in both sterling and euros.
The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2006 on pages 58 to 61. The combined financial information has been prepared in accordance with those accounting policies.
2 Segment analysis
Harcourt Education, which has previously been presented as a separate business segment, has been classified as a discontinued operation and its results for the period are presented in note 3.
Revenue

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Business segment
Elsevier	1,507	1,521	2,200	2,236
LexisNexis	1,594	1,570	2,328	2,308
Reed Business	1,483	1,418	2,165	2,084

Total	4,584	4,509	6,693	6,628

Geographical origin
North America	2,147	2,219	3,135	3,262
United Kingdom	896	828	1,308	1,217
The Netherlands	505	497	737	731
Rest of Europe	708	675	1,034	992
Rest of world	328	290	479	426

Total	4,584	4,509	6,693	6,628

Geographical market
North America	2,233	2,322	3,260	3,413
United Kingdom	603	531	880	781
The Netherlands	206	196	301	288
Rest of Europe	897	866	1,310	1,273
Rest of world	645	594	942	873

Total	4,584	4,509	6,693	6,628

Reed Elsevier Preliminary Results 2007      21
Notes to the combined financial information
2 Segment analysis continued
Adjusted operating profit

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Business segment
Elsevier	477	465	696	683
LexisNexis	406	380	593	559
Reed Business	260	241	380	354

Sub-total	1,143	1,086	1,669	1,596
Corporate costs	(45)	(39)	(66)	(57)
Unallocated net pension credit	39	34	57	50

Total	1,137	1,081	1,660	1,589

Geographical origin
North America	505	486	737	715
United Kingdom	211	196	308	288
The Netherlands	181	175	264	257
Rest of Europe	174	169	254	248
Rest of world	66	55	97	81

Total	1,137	1,081	1,660	1,589

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 5. The unallocated net pension credit of £39m/€57m (2006: £34m/€50m) comprises the expected return on pension scheme assets of £196m/€286m (2006: £178m/€262m) less interest on pension scheme liabilities of £157m/€229m (2006: £144m/€212m).
Operating profit

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Business segment
Elsevier	410	395	598	581
LexisNexis	287	264	419	388
Reed Business	197	183	288	269

Sub-total	894	842	1,305	1,238
Corporate costs	(45)	(39)	(66)	(57)
Unallocated net pension credit	39	34	57	50

Total	888	837	1,296	1,231

Geographical origin
North America	353	329	515	485
United Kingdom	180	167	263	245
The Netherlands	179	172	261	253
Rest of Europe	118	117	172	172
Rest of world	58	52	85	76

Total	888	837	1,296	1,231

Share of post-tax results of joint ventures of £16m/€23m (2006: £18m/€27m) included in operating profit comprises £3m/€4m (2006: £3m/€5m) relating to LexisNexis and £13m/€19m (2006: £15m/€22m) relating to Reed Business.

Reed Elsevier Preliminary Results 2007      22
Notes to the combined financial information
3 Discontinued operations
Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On 4 May 2007 the sale of the Harcourt Assessment and Harcourt Education International businesses for $950m was announced, and on 16 July 2007 the sale of the Harcourt US Schools Education businesses for $4.0bn was announced. All disposals had completed by 31 December 2007, with the exception of Harcourt Assessment and certain Harcourt International businesses, the disposal of which completed on 30 January 2008. Those businesses are presented in the balance sheet as assets held for sale.
Net profit from discontinued operations

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Revenue	752	889	1,098	1,307
Operating costs	(640)	(846)	(934)	(1,244)

Operating profit and profit before tax	112	43	164	63
Taxation	(34)	(10)	(50)	(14)

Profit after taxation	78	33	114	49
Gain on disposals	611	—	849	—
Tax on disposals	(380)	—	(555)	—

Net profit from discontinued operations	309	33	408	49

Operating profit is stated after amortisation of acquired intangible assets of £9m/€13m (2006: £86m/€127m). The adjusted operating profit, before amortisation of acquired intangible assets, of the discontinued operations was £121m/€177m (2006: £129m/€190m).
The gain on disposals of discontinued operations relates to the completed sale of the Harcourt US Schools Education business and certain of the Harcourt Education International businesses. Net assets disposed comprise £318m/€445m of goodwill, £383m/€537m of intangible assets, £39m/€55m of property, plant and equipment, £377m/€527m of inventory and £40m/€56m of other net assets. Tax on disposals is stated before taking account of tax credits of £223m/€326m in respect of previously unrecognised deferred tax assets and capital losses. These have been realised as a result of the disposal of discontinued operations, but are reported within continuing operations whence they first arose.
Cash flows from discontinued operations

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Net cash flow from operating activities	33	86	48	126
Net cash flow from investing activities	1,879	(29)	2,626	(42)
Net cash flow from financing activities	—	—	—	—

Net movement in cash and cash equivalents	1,912	57	2,674	84

Net cash flow from investing activities includes cash proceeds on the completed disposals of £1,933m/€2,704m (2006: nil). Cash and cash equivalents disposed was £7m/€10m (2006: nil).

Reed Elsevier Preliminary Results 2007      23
Notes to the combined financial information
4 Combined cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Operating profit before joint ventures	872	819	1,273	1,204
Amortisation of acquired intangible assets	219	211	320	309
Amortisation of internally developed intangible assets	72	66	105	97
Depreciation of property, plant and equipment	76	81	111	119
Share based remuneration	38	44	55	65

Total non cash items	405	402	591	590

Movement in working capital	(59)	(8)	(86)	(12)

Cash generated from operations	1,218	1,213	1,778	1,782

Reconciliation of net borrowings

				£
			Related
	Cash &		derivative
	cash		financial
	equivalents	Borrowings	instruments	2007	2006
	£m	£m	£m	£m	£m

At start of year	519	(3,006)	173	(2,314)	(2,694)
Increase in cash and cash equivalents	1,917	—	—	1,917	239
Increase in borrowings	—	(64)	—	(64)	(130)

Changes resulting from cash flows	1,917	(64)	—	1,853	109

Inception of finance leases	—	(11)	—	(11)	(9)
Fair value adjustments	—	(2)	—	(2)	3
Exchange translation differences	31	(46)	(3)	(18)	277

At end of year	2,467	(3,129)	170	(492)	(2,314)

				€
			Related
	Cash &		derivative
	cash		financial
	equivalents	Borrowings	instruments	2007	2006
	€m	€m	€m	€m	€m

At start of year	774	(4,479)	257	(3,448)	(3,933)

Increase in cash and cash equivalents	2,681	—	—	2,681	351
Increase in borrowings	—	(94)	—	(94)	(190)

Changes resulting from cash flows	2,681	(94)	—	2,587	161

Inception of finance leases	—	(16)	—	(16)	(14)
Fair value adjustments	—	(3)	—	(3)	5
Exchange translation differences	(100)	336	(25)	211	333

At end of year	3,355	(4,256)	232	(669)	(3,448)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments used to hedge the fair value of fixed rate borrowings.

Reed Elsevier Preliminary Results 2007      24
Notes to the combined financial information
5 Adjusted figures
Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to acquisition integration costs. Adjusted figures are derived as follows:
Continuing operations

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Operating profit – continuing operations	888	837	1,296	1,231
Adjustments:
Amortisation of acquired intangible assets	221	211	323	309
Acquisition integration costs	20	23	29	34
Reclassification of tax in joint ventures	8	10	12	15

Adjusted operating profit from continuing operations	1,137	1,081	1,660	1,589

Profit before tax – continuing operations	812	678	1,185	997
Adjustments:
Amortisation of acquired intangible assets	221	211	323	309
Acquisition integration costs	20	23	29	34
Reclassification of tax in joint ventures	8	10	12	15
Disposals and other non operating items	(63)	1	(92)	1

Adjusted profit before tax from continuing operations	998	923	1,457	1,356

Profit attributable to parent companies’ shareholders	1,200	623	1,709	916
Net profit from discontinued operations	(309)	(33)	(408)	(49)

Profit attributable to parent companies’ shareholders – continuing operations	891	590	1,301	867
Adjustments (post tax):
Amortisation of acquired intangible assets	247	236	361	347
Acquisition integration costs	13	16	19	24
Disposals and other non operating items	(290)	(64)	(423)	(95)
Deferred tax not expected to crystallise in the near term:
Unrealised exchange differences on long term inter affiliate lending	(21)	(22)	(31)	(32)
Acquired intangible assets	(60)	(56)	(88)	(82)
Other	(15)	6	(22)	9

Adjusted profit attributable to parent companies’ shareholders from continuing operations	765	706	1,117	1,038

Cash generated from operations	1,218	1,213	1,778	1,782
Dividends received from joint ventures	12	16	18	24
Purchases of property, plant and equipment	(65)	(68)	(95)	(100)
Proceeds from disposals of property, plant and equipment	4	2	6	3
Expenditure on internally developed intangible assets	(80)	(99)	(117)	(146)
Payments in relation to acquisition integration costs	19	22	28	33

Adjusted operating cash flow from continuing operations	1,108	1,086	1,618	1,596

Reed Elsevier Preliminary Results 2007      25
Notes to the combined financial information
5 Adjusted figures continued
Total operations continued

	£		€
	2007	2006	2007	2006
	£m	£m	€m	€m

Operating profit – continuing operations	888	837	1,296	1,231
Operating profit – discontinued operations	112	43	164	63

Operating profit – total operations	1,000	880	1,460	1,294
Adjustments:
Amortisation of acquired intangible assets	230	297	336	436
Acquisition integration costs	20	23	29	34
Reclassification of tax in joint ventures	8	10	12	15

Adjusted operating profit from total operations	1,258	1,210	1,837	1,779

Profit before tax – continuing operations	812	678	1,185	997
Profit before tax – discontinued operations	112	43	164	63

Profit before tax – total operations	924	721	1,349	1,060
Adjustments:
Amortisation of acquired intangible assets	230	297	336	436
Acquisition integration costs	20	23	29	34
Reclassification of tax in joint ventures	8	10	12	15
Disposals and other non operating items	(63)	1	(92)	1

Adjusted profit before tax from total operations	1,119	1,052	1,634	1,546

Profit attributable to parent companies’ shareholders – total operations	1,200	623	1,709	916
Adjustments (post tax):
Amortisation of acquired intangible assets	259	324	378	476
Acquisition integration costs	13	16	19	24
Disposals and other non operating items	(521)	(64)	(717)	(95)
Deferred tax not expected to crystallise in the near term:
Unrealised exchange differences on long term inter affiliate lending	(21)	(22)	(31)	(32)
Acquired intangible assets	(63)	(87)	(92)	(128)
Other	(15)	6	(22)	9

Adjusted profit attributable to parent companies’ shareholders from total operations	852	796	1,244	1,170

6 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Balance sheet
	2007	2006	2007	2006

Euro to sterling	1.46	1.47	1.36	1.49
US dollars to sterling	2.00	1.84	2.00	1.96
US dollars to euro	1.37	1.25	1.47	1.32

Reed Elsevier Preliminary Results 2007      26
Notes to the combined financial information
7 Post balance sheet events
On 18 January 2008, Reed Elsevier PLC paid a special distribution of 82.0p per ordinary share and Reed Elsevier NV paid a special distribution of €1.767 per ordinary share, from the net proceeds of the disposal of Harcourt Education. The aggregate special distribution, announced on 12 December 2007, of £2,013m/€2,690m was recognised when paid in January 2008.
The special distributions were accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, being the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distributions.
On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal were £330m/€449m.
On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of £906m/€1,323m and adjusted operating profits of £119m/€174m.
On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account $0.6bn of ChoicePoint’s estimated net debt, the total value of the transaction is $4.1bn.
The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger.
The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.
ChoicePoint provides unique information and analytics to support underwriting decisions within the property and casualty insurance sector; screening and authentication services for employment, real estate leasing and customer enrolment; and public information solutions primarily to banking, professional services and government customers. Combination of ChoicePoint with the LexisNexis’ Risk Information and Analytics Group will create a risk management business with $1.5bn in revenues and a leading position in the fast growing risk management markets.

Reed Elsevier Preliminary Results 2007      27
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information has been prepared on the basis of the group accounting policies of Reed Elsevier PLC as set out on page 112 of the Reed Elsevier Annual Reports and Financial Statements 2006, which are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board (“IASB”). Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The financial information set out below has been abridged from Reed Elsevier PLC’s consolidated financial statements for the year ended 31 December 2007, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under Sections 237(2) or (3) of the Companies Act 1985.
Consolidated income statement
For the year ended 31 December 2007

	£
	2007	2006
	£m	£m

Administrative expenses	(1)	(2)
Effect of tax credit equalization on distributed earnings	(11)	(10)
Share of results of joint ventures	658	343

Operating profit	646	331
Finance charges	(3)	(3)

Profit before tax	643	328
Taxation	(19)	(8)

Profit attributable to ordinary shareholders	624	320

Earnings per ordinary share
For the year ended 31 December 2007

	£
	2007		2006
	pence		pence

Basic earnings per share
From continuing operations of the combined businesses	36.6	p	24.1	p
From discontinued operations of the combined businesses	13.1	p	1.5	p

From total operations of the combined businesses	49.7	p	25.6	p

Diluted earnings per share
From continuing operations of the combined businesses	36.2	p	23.8	p
From discontinued operations of the combined businesses	12.9	p	1.5	p

From total operations of the combined businesses	49.1	p	25.3	p

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Preliminary Results 2007      28
Reed Elsevier PLC
Summary financial information
Consolidated cash flow statement
For the year ended 31 December 2007

	£
	2007	2006
	£m	£m

Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest paid	(3)	(3)
Tax paid	(16)	(6)

Net cash used in operating activities	(21)	(11)

Cash flows from investing activities
Dividends received from joint ventures	850	596

Cash flows from financing activities
Equity dividends paid	(206)	(186)
Proceeds on issue of ordinary shares	92	47
Purchase of treasury shares	(92)	(112)
Repayment of loan from joint ventures	(36)	—
Increase in net funding balances due from joint ventures	(587)	(334)

Net cash used in financing activities	(829)	(585)

Movement in cash and cash equivalents	—	—

Consolidated balance sheet
As at 31 December 2007

	£
	2007	2006
	£m	£m

Non-current assets
Investments in joint ventures	1,584	1,090

Total assets	1,584	1,090

Current liabilities
Amounts owed to joint ventures	—	36
Payables	—	1
Taxation	16	13

Total liabilities	16	50

Net assets	1,568	1,040

Capital and reserves
Called up share capital	163	161
Share premium account	1,123	1,033
Shares held in treasury (including in joint ventures)	(302)	(200)
Capital redemption reserve	4	4
Translation reserve	(37)	(98)
Other reserves	617	140

Total equity	1,568	1,040

Approved by the board of directors, 20 February 2008.

Reed Elsevier Preliminary Results 2007      29
Reed Elsevier PLC
Summary financial information
Consolidated statement of recognised income and expense
For the year ended 31 December 2007

	£
	2007	2006
	£m	£m

Profit attributable to ordinary shareholders	624	320
Share of joint ventures’ net income/(expense) recognized directly in equity	77	(57)
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	78	—
Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	(4)	—
Share of joint ventures’ transfer to net profit from hedge reserve	(11)	(3)

Total recognized net income and expense for the year	764	260

Consolidated reconciliation of shareholders’ equity
For the year ended 31 December 2007

	£
	2007	2006
	£m	£m

Total recognized net income	764	260
Equity dividends declared	(206)	(186)
Issue of ordinary shares, net of expenses	92	47
Increase in shares held in treasury (including in joint ventures)	(130)	(151)
Increase in share based remuneration reserve	24	26
Equalisation adjustments	(16)	2

Net increase/(decrease) in shareholders’ equity	528	(2)
Shareholders’ equity at start of year	1,040	1,042

Shareholders’ equity at end of year	1,568	1,040

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

		£
	Profit attributable to ordinary		Basic earnings
	shareholders		per share
	2007	2006	2007		2006
	£m	£m	pence		pence

Reported figures	624	320	49.7	p	25.6	p
Effect of tax credit equalisation on distributed earnings	11	10	0.8	p	0.8	p

Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	635	330	50.5	p	26.4	p
Share of adjustments in joint ventures	(184)	91	(14.6	)p	7.2	p

Adjusted figures	451	421	35.9	p	33.6	p

Reed Elsevier Preliminary Results 2007      30
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Adjusted figures continued
Earnings per share from the continuing operations of the combined businesses

			£

	Profit attributable to ordinary		Basic earnings
	shareholders		per share
	2007	2006	2007		2006
	£m	£m	pence		pence

Reported figures	624	320	49.7	p	25.6	p
Share of joint ventures’ net profit from discontinued operations	(164)	(18)	(13.1	)p	(1.5	)p

Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	460	302	36.6	p	24.1	p

2 Equity dividends

	2007		2006		2007	2006
Dividends declared in the year	pence		pence		£m	£m

Ordinary shares
Final for prior financial year	11.8	p	10.7	p	149	135
Interim for financial year	4.5	p	4.1	p	57	51

Total	16.3	p	14.8	p	206	186

The Directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p). The cost of the final dividend, if approved by shareholders, is expected to be £147m. No liability has been recognised at the balance sheet date. The Reed Elsevier PLC final dividend as approved will be paid on 16 May 2008, with ex-dividend and record dates of 30 April 2008 and 2 May 2008 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

	2007		2006
Dividends paid and proposed relating to the financial year	pence		pence

Ordinary shares
Interim (paid)	4.5	p	4.1	p
Final (proposed)	13.6	p	11.8	p

Total	18.1	p	15.9	p

3 Share capital and treasury shares

			2007	2006
			Shares in	Shares in
			issue net of	issue net of
	Shares in	Treasury	treasury	treasury
	issue	shares	shares	shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	1,287.4	(37.8)	1,249.6	1,266.2
Issue of ordinary shares	18.5	—	18.5	10.4
Share repurchases	—	(15.2)	(15.2)	(20.6)
Net purchase of shares by employee benefit trust	—	(1.6)	(1.6)	(6.4)

At end of year	1,305.9	(54.6)	1,251.3	1,249.6

Average number of ordinary shares during the year			1,256.5	1,251.9

Reed Elsevier Preliminary Results 2007      31
Reed Elsevier PLC
Summary financial information
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £2,759m at 31 December 2007 (2006: £2,589m).
5 Post balance sheet events
On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on 12 December 2007, of £1,041m was recognised when paid in January 2008.
The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.
Following the share consolidation, effective 7 January 2008, there were 1,130,473,244 Reed Elsevier PLC ordinary shares of 14 51/116p in issue, of which 46,880,490 were held in treasury including 15,849,192 held by the Reed Elsevier Group plc employee benefit trust. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.
On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were £330m.
On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of £906m and adjusted operating profits of £119m.
On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account $0.6bn of ChoicePoint’s estimated net debt, the total value of the transaction is $4.1bn. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year.

Reed Elsevier Preliminary Results 2007      32
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information has been prepared on the basis of the group accounting policies of Reed Elsevier NV as set out on page 130 of the Reed Elsevier Annual Reports and Financial Statements 2006, which are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board (“IASB”). Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The financial information in respect of the year ended 31 December 2007 has been abridged from the consolidated financial statements of Reed Elsevier NV which have been audited and will be filed with the Chamber of Commerce following the Annual General Meeting. The audit report was unqualified.
Consolidated income statement
For the year ended 31 December 2007

	€
	2007	2006
	€m	€m

Administrative expenses	(3)	(3)
Share of results of joint ventures	803	455

Operating profit	800	452
Finance income	73	7

Profit before tax	873	459
Taxation	(18)	(1)

Profit attributable to ordinary shareholders	855	458

Earnings per ordinary share
For the year ended 31 December 2007

	€
	2007	2006
	€	€

Basic earnings per share
From continuing operations of the combined businesses	€0.84	€0.56
From discontinued operations of the combined businesses	€0.26	€0.03

From total operations of the combined businesses	€1.10	€0.59

Diluted earnings per share
From continuing operations of the combined businesses	€0.83	€0.56
From discontinued operations of the combined businesses	€0.26	€0.03

From total operations of the combined businesses	€1.09	€0.59

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Preliminary Results 2007      33
Reed Elsevier NV
Summary financial information
Consolidated cash flow statement
For the year ended 31 December 2007

	€
	2007	2006
	€m	€m

Cash flows from operating activities
Cash used by operations	(2)	(3)
Interest received	71	12
Tax paid	(18)	(1)

Net cash from operating activities	51	8

Cash flows from investing activities
Dividends received from joint ventures	1,410	1,111

Cash flows from financing activities
Equity dividends paid	(310)	(272)
Proceeds on issue of ordinary shares	124	68
Purchase of treasury shares	(176)	(156)
Increase in net funding balances due from joint ventures	(1,238)	(612)

Net cash used in financing activities	(1,600)	(972)

Movement in cash and cash equivalents	(139)	147

Consolidated balance sheet
As at 31 December 2007

	€
	2007	2006
	€m	€m

Non-current assets
Investments in joint ventures	2,075	1,386
Current assets
Amounts due from joint ventures – other	5	3
Cash and cash equivalents	9	148

	14	151

Total assets	2,089	1,537

Current liabilities
Payables	9	8
Taxation	64	64

Total liabilities	73	72

Net assets	2,016	1,465

Capital and reserves
Share capital issued	49	48
Paid-in surplus	1,685	1,562
Shares held in treasury (including in joint ventures)	(459)	(282)
Translation reserve	(129)	(70)
Other reserves	870	207

Total equity	2,016	1,465

Approved by the combined board of directors, 20 February 2008.

Reed Elsevier Preliminary Results 2007      34
Reed Elsevier NV
Summary financial information
Consolidated statement of recognised income and expense
For the year ended 31 December 2007

	€
	2007	2006
	€m	€m

Profit attributable to ordinary shareholders	855	458
Share of joint ventures’ net expense recognised directly in equity	(45)	(50)
Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	103	—
Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	(5)	—
Share of joint ventures’ transfer to net profit from hedge reserve	(15)	(4)

Total recognised net income and expense for the year	893	404

Consolidated reconciliation of shareholders’ equity
For the year ended 31 December 2007

	€
	2007	2006
	€m	€m

Total recognised net income for the year	893	404
Equity dividends declared	(310)	(272)
Issue of ordinary shares, net of expenses	124	68
Increase in shares held in treasury (including in joint ventures)	(200)	(210)
Increase in share based remuneration reserve	34	36
Equalisation adjustments	10	1

Net increase in shareholders’ equity	551	27
Shareholders’ equity at start of year	1,465	1,438

Shareholders’ equity at end of year	2,016	1,465

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

	€
	Profit attributable to ordinary		Basic earnings
		shareholders		per share

	2007	2006	2007	2006
	€m	€m	€	€

Reported figures	855	458	€1.10	€0.59
Share of adjustments in joint ventures	(233)	127	€(0.30)	€0.17

Adjusted figures	622	585	€0.80	€0.76

Reed Elsevier Preliminary Results 2007      35
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Adjusted figures continued
Earnings per share from the continuing operations of the combined businesses

	€
	Profit attributable to ordinary		Basic earnings
		shareholders		per share

	2007	2006	2007	2006
	€m	€m	€	€

Reported figures	855	458	€1.10	€0.59
Share of joint ventures’ net profit from discontinued operations	(204)	(24)	€(0.26)	€(0.03)

Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	651	434	€0.84	€0.56

2 Equity dividends

	2007	2006	2007	2006
Dividends declared in the year	€	€	€m	€m

Ordinary shares
Final for prior financial year	€0.304	€0.267	225	197
Interim for financial year	€0.114	€0.102	85	75
R-shares	—	—	—	—

Total	€0.418	€0.369	310	272

The Directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304). The cost of the final dividend, if approved by shareholders, is expected to be €195m. No liability has been recognised at the balance sheet date. The Reed Elsevier NV final dividend as approved will be paid on 16 May 2008, with ex-dividend and record dates of 28 April 2008 and 30 April 2008 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

	2007	2006
Dividends paid and proposed relating to the financial year	€	€

Ordinary shares
Interim (paid)	€0.114	€0.102
Final (proposed)	€0.311	€0.304
R-shares	—	—

Total	€0.425	€0.406

3 Share capital and treasury shares

			2007	2006
			Shares in	Shares in
			issue net of	issue net of
	Shares in	Treasury	treasury	treasury
	issue	shares	shares	shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	748.6	(22.6)	726.0	736.3
Issue of ordinary shares	11.7	—	11.7	6.8
Share repurchases	—	(11.9)	(11.9)	(13.4)
Net purchase of shares by employee benefit trust	—	(0.9)	(0.9)	(3.7)

At end of year	760.3	(35.4)	724.9	726.0

Average number of equivalent ordinary shares during the year			774.9	772.1

Reed Elsevier Preliminary Results 2007       36
Reed Elsevier NV
Summary financial information
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €3,745m at 31 December 2007 (2006: €3,858m).
5 Post balance sheet events
On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on 12 December 2007, of €1,299m was recognised when paid in January 2008.
The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV and Reed Elsevier PLC (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.
Following the share consolidation, effective 7 January 2008, there were 658,127,218 Reed Elsevier NV ordinary shares of €0.07 in issue, of which 30,584,845 were held in treasury including 8,682,054 held by the Reed Elsevier Group plc employee benefit trust. Additionally, post share consolidation there were 4,050,720 Reed Elsevier NV R-shares of €0.70 in issue, of which 135,179 were held in treasury. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.
On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were €449m.
On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of €1,323m and adjusted operating profits of €174m.
On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account $0.6bn of ChoicePoint’s estimated net debt, the total value of the transaction is $4.1bn. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year.

Reed Elsevier Preliminary Results 2007     37
Additional information for US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 6 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

	$
	2007	2006
	US$m	US$m

Revenue — continuing operations	9,168	8,297
Operating profit — continuing operations	1,776	1,540
Profit before tax — continuing operations	1,624	1,248
Net profit from discontinued operations	618	61
Net profit attributable to parent companies’ shareholders — total operations	2,400	1,146

Adjusted operating profit — continuing operations	2,274	1,989
Adjusted profit attributable to parent companies’ shareholders — total operations	1,704	1,465

Basic earnings per American Depositary Share (ADS) — total operations	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$3.98	$1.88
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$3.01	$1.48
Adjusted earnings per American Depositary Share (ADS) — total operations
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.87	$2.47
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.19	$1.90

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV’s 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 6 to the combined financial information and in note 1 to the summary financial information of each of the two parent companies.
Combined cash flow statement

	$
	2007	2006
	US$m	US$m

Net cash from operating activities — continuing operations	1,662	1,634
Net cash used in investing activities — continuing operations	(756)	(503)
Net cash used in financing activities — continuing operations	(896)	(796)
Net cash from discontinued operations	3,824	105

Increase in cash and cash equivalents	3,834	440

Adjusted operating cash flow — continuing operations	2,216	1,998

Reed Elsevier Preliminary Results 2007     38
Additional information for US investors
Combined balance sheet

	$
	2007	2006
	US$m	US$m

Non-current assets	10,682	11,637
Current assets	8,192	5,086
Assets held for sale	682	—

Total assets	19,556	16,723

Current liabilities	7,734	6,535
Non-current liabilities	5,702	6,309
Liabilities associated with assets held for sale	168	—

Total liabilities	13,604	12,844

Net assets	5,952	3,879

Both Reed Elsevier PLC (‘RUK’, CUSIP No. 758205207) and Reed Elsevier NV (‘ENL’, CUSIP No. 758204200) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Bank of New York NA). An ADS in Reed Elsevier NV represents two ordinary shares in Reed Elsevier NV, while a Reed Elsevier PLC ADS represents four ordinary shares in Reed Elsevier PLC. Final dividends on Reed Elsevier PLC and Reed Elsevier NV ADSs will be paid on 23 May 2008.

Reed Elsevier Preliminary Results 2007     39
Investor information
Notes for Editors
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Reed Elsevier PLC 2007 Annual Report and Financial Statements are being posted to Reed Elsevier PLC shareholders on 14 March 2008. Copies of the Reed Elsevier PLC and Reed Elsevier NV 2007 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Copies of all recent announcements, including this Preliminary Announcement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:
http://www.reedelsevier.com